EXHIBIT 12.6

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY OHIO
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2015	2014	2013	2012	2011
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$230	$111	$111	$79	$44
Fixed charges	88	100	94	108	119
Deduct:
Interest capitalized	—	—	1	2	2
Total earnings	$318	$211	$204	$185	$161

Fixed charges:
Interest on debt, including capitalized portions	$88	$95	$90	$104	$114
Estimate of interest within rental expense	—	5	4	4	5
Total fixed charges	$88	$100	$94	$108	$119
Ratio of earnings to fixed charges	3.6	2.1	2.2	1.7	1.4